Exhibit 99.2

CRESCENT POINT ʜ CORPORATE PRESENTATION November 2023 Strategic Montney Consolidation Transaction CRESCENT POINT Bringing Energy To Our World - The Right Way A short form base shelf prospectus of (“Crescent Point", “CPG”, "we", "our" or the “Company") dated November 3, 2023 containing important information relating to Crescent Point and the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed (collectively, the “Prospectus”), is required to be delivered with this document. This presentation relates to a public offering of common shares (the “Common Shares”) of Crescent Point. The information provided in this presentation is not intended to provide financial, tax, legal or accounting advice. Each offeree, prior to investing in the Common Shares, should perform and rely on its own investigation and analysis of Crescent Point and the terms of the offering of the Common Shares, including the merits and risks involved. This presentation does not provide full disclosure of all material facts relating to the Common Shares. Readers should read the short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities described in this document, before making an investment decision.

Transaction Overview

CRESCENT POINT I CORPORATE PRESENTATION

Acquisition[(1)]	• Strategic acquisition of Hammerhead Energy Inc., structured as a plan of arrangement (the "Transaction") • 56,000 boe/d in 2024E (50% liquids) with 105,000 net acres in the volatile oil fairway in the Alberta Montney • Transaction metrics of 3.4x NOI, \$45,500 per flowing boe and \$16.93/boe of 2P reserves (including FDC)
Consideration	• Total consideration of ~\$2.55B, including ~\$455MM in assumed net debt • HHRS shareholders to receive \$21.00/common share through a combination of ~\$1.5B in cash and ~\$548MM in CPG common shares • \$15.50/share in cash (~74%) and \$5.50/share in CPG common shares (~26%)

Financing	• Cash portion of the transaction to be funded through a combination of existing credit facilities, a new term loan and proceeds from the concurrently announced bought deal offering of common shares
	    • Bought deal equity offering for gross proceeds of ~\$500MM + an underwriters' over-allotment option
	    • New three-year term loan totaling \$750MM

Approvals & Timing	• Unanimously approved by each of CPG's and HHRS's Boards of Directors • Subject to HHRS shareholder approvals, customary closing conditions and court, exchange and regulatory approvals • ~82% of HHRS shareholders have entered into voting support agreements to vote in favour • Closing of the transaction anticipated in December 2023, subject to approvals

HHRS: Hammerhead.

1. Net operating income (NOI) reflects asset level cash flow from the acquired assets assuming US\$80/bbl WTI, \$3.50/mcf AECO, US\$/CDN \$0.73 exchange rate and 2024E production of ~56,000 boe/d. Proved plus Probable (2P) reserves of 308.7 MMBoe as estimated by independent evaluator McDaniel & Associates Consultants Ltd. ("McDaniel") as of November 1, 2023, including \$2.7B of undiscounted future development capital (FDC). See slide 9 for Transaction metric calculations.

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CRESCENT POINT I CORPORATE PRESENTATION

Portfolio Transformation with Strategic Alberta Montney Consolidation

Alberta Montney & Kaybob Duvernay focused company with complimentary long-cycle Saskatchewan assets


R7
R6
R5
R4
R3
R2
R1W6
T70
T69
T68
T67
T66
T65
T64
T63
Black Oil
Volatile Oil
Liquids-Rich
Lean Gas
CPG Lands
HHRS Lands
Alberta Montney Fairway
(Oil & Liquids-Rich)

On a pro forma basis, the transaction is…

Highly Strategic

- ✓ **Enhances sustainability** with corporate premium drilling inventory estimated to exceed 20 years(1)
- ✓ Ownership of **significant infrastructure** with secured **market access** in place for future scalability

Significantly Accretive

- ✓ Expected to result in **>15% per share accretion** to excess cash flow and return of capital, on average, over the company's five-year business plan(3)
- ✓ Planning to **increase the base dividend** by 15% to $0.46/share (annualized)(2)

Increases Size & Scale

- ✓ **Largest owner of land** in the volatile oil fairway with ~350,000 net acres in the Alberta Montney, providing significant operational synergies
- ✓ Become 7th largest Canadian E&P(4) by production volume (weighted ~65% to oil and liquids)

1. Premium inventory is based on management's estimates of established, delineated and well-defined locations with an estimated payback period of less than two years.
2. Subject to the closing of the Transaction, market conditions and the approval of CPG's Board of Directors, CPG intends to increase its dividend; the declaration of which is anticipated to be in early 2024.
3. >15% accretion estimate is an average of the expected annual accretion within the five-year business plan starting in 2024, assuming flat pricing of US$75/bbl WTI, $3.50/mcf AECO and US$/CDN $0.725 exchange rate during such 5-year period.
4. CPG would become the seventh largest company by production volume, when comparing the current production of Canadian domiciled companies operating in the Western Canadian Sedimentary Basin.

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CRESCENT POINT | CORPORATE PRESENTATION

Contiguous & Adjacent to Existing Montney Land with Operational Synergies

- Establishes dominant and controlling land position in the Alberta Montney volatile oil fairway
  - Acquired lands are Crown with a high average working interest rate of primarily 100% and limited expiry concerns
- Attractive reservoir characteristics with significant net pay, similar to CPG's existing Gold Creek, and higher than normal pressure
- Expected to generate significant financial and operational synergies in the near-term through lower G&A and capital costs
  - Focused on realizing additional value by optimizing the number of wells drilled per section, D&C design, sharing of infrastructure, pad development continuity and supply chain management


R7
R6
R5
R4
R3
R2
R1W6
T70
T69
T68
T67
T66
T65
T64
T63
Liquids-Rich
Volatile Oil
Black Oil
Lean Gas
CPG Lands
HHRS Lands
Competitor Lands

Alberta Montney Metrics

	Hammerhead	Pro Forma CPG
2024E Production (boe/d)[(1)] % Oil & Liquids	56,000 50%	94,000 50%
Net Acres	105,000	350,000
Phase Window	Volatile Oil	Volatile Oil
Premium Drilling Locations[(2)] % Booked	800 30%	1,400 30%

All figures are estimates. G&A: general and administrative.
1. 2024E production for HHRS (Hammerhead) assets reflects CPG's management's estimates based on the assets' production profile and CPG's expected development capital of ~$400MM in 2024.
2. Premium inventory is based on management's estimates of established, delineated and well-defined locations with an estimated payback period of less than two years. Premium drilling locations include 415 net booked locations for pro forma CPG Alberta Montney, including 252 net booked locations for the acquired assets as assigned by the independent evaluator McDaniel as of November 1, 2023.

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CRESCENT POINT I CORPORATE PRESENTATION

Significant Alberta Montney Infrastructure & Market Access

Infrastructure supports significant potential for Alberta Montney production growth


R7
R6
R5
R4
R3
R2
R1W6
T70
T69
T68
T67
T66
T65
T64
T63
Black Oil
Volatile Oil
Liquids Rich
Lean Gas
CPG Alberta Montney Lands
HHRS Alberta Montney Lands
Alberta Montney Fairway
(Oil & Liquids-Rich)
Owned & Operated Oil Batteries
Third-party Owned Oil Batteries
Third-party Owned Gas Plants
Significant water infrastructure and gathering lines already in place
Infrastructure near major access lines with commitments in place to ensure product takeaway

Key Infrastructure Ownership

- ✓ Benefitting from ~$500MM(1) of previous infrastructure investment by HHRS, including:
  - ✓ Six oil batteries & compression facilities with sales capacity of >80,000 boe/d, which CPG expects to grow production to within its five-year plan
  - ✓ Gathering lines to all key plants & access lines for product takeaway
  - ✓ Major water infrastructure, including ~25 water disposal wells
- ✓ Access to third party gas processing with significant unutilized capacity
- ✓ Strategic marketing and transportation agreements in place to support future production growth

1. Reflects Hammerhead's (HHRS) estimate of its cumulative capital investment on infrastructure since its inception in 2009 to its expected spend by year-end 2023. The sixth battery is expected to be operational in December 2023.

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Deep Inventory of Premium Drilling Locations

Acquisition expected to increase total premium drilling inventory to >20 years, supporting long-term sustainability



Inventory Locations
>70% growth in high-impact locations
2,100
Long Cycle
1,100
Short Cycle
800
Short Cycle
4,000
6,300
CPG Saskatchewan & Other (Premium)
CPG Kaybob Duvernay & Alberta Montney (Premium)
HHRS Alberta Montney (Premium)
Total Pro Forma Inventory (Premium)
Total Pro Forma Inventory (Premium & Additional)

- 4,000 high-return premium locations[1] (pro forma) across Alberta Montney, Kaybob Duvernay and Saskatchewan
- Depth of premium inventory across portfolio provides flexibility in capital allocation program and operations
- 2,300 locations in addition to premium inventory that can be drilled at higher commodity prices or with improvements in costs or EUR[2]

All figures are estimates.
1. Premium inventory is based on management's estimates of established, delineated and well-defined locations with an estimated payback period of less than two years.
2. Estimated ultimate recoverable (EUR) reflects the amount of oil and gas expected to be economically recovered from a well, reservoir, or field by the end of its producing life.

Pro forma inventory locations presented above are net and include 252 booked Proved plus Probable (2P) locations for the announced Transaction, as estimated by the independent evaluator McDaniel as of November 1, 2023, and 1,650 CPG booked 2P locations from the Company's McDaniel reserves evaluation as at YE 2022 in accordance with NI 51-101 and the COGE Handbook .

CRESCENT POINT I CORPORATE PRESENTATION

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CRESCENT POINT ʜ CORPORATE PRESENTATION Strategic Priorities 7 Operational Execution • Continue to enhance asset level returns through efficiencies and productivity improvements • Execute organic growth plan while generating significant operational synergies from the announced Transaction Balance Sheet Strength • ~1.1x D/CF at YE 2024 (US$80 WTI) and established a near - term target of ~1.0x (mid - cycle pricing) (1) • Allocating ~40% of excess cash flow to balance sheet while targeting to hedge a third of production in 2024 (currently 27%) (2) Increasing Return of Capital • Increasing base dividend ~ 15% , while continuing to return ~ 60 % of excess cash flow to shareholders (3) • As balance sheet strengthens further, CPG plans to increase its return of capital allocation 1. D/CF is equivalent to net debt to adjusted funds flow. YE 2024 D/CF is based on 2024E production of 56,000 boe/d, US$80/bbl WTI, $3.50/mcf AECO and US$/CDN $0.73 exchange rate. 2. Hedged production targets are net of royalty interests. 3. Subject to the closing of the Transaction, market conditions and the approval of CPG’s Board of Directors, CPG intends to increase its dividend; the declaration of which is anticipated to be in early 2024.

CRESCENT POINT ʜ CORPORATE PRESENTATION Preliminary 2024 Budget 8 Revised preliminary 2024E production estimate to 200,000 - 208,000 boe/d (65% oil & liquids) based on development capital expenditures of $1.45 - $1.55B , including ~$400MM for the acquired assets ~ 80 % of 2024 budget expected to be allocated to Alberta Montney and Kaybob Duvernay with remaining capital allocated to long - cycle assets in Saskatchewan 2024E budget is expected to generate >$1.2B excess cash flow and result in a leverage ratio of ~1.1x D/CF by YE 2024 (US$80 WTI) (1) $ 1.05 - $ 1.15 B $1.45 - $1.55B CPG Pro Forma 2024 Development Capital Expenditures +35% 146,000 - 151,000 200,000 - 208,000 CPG Pro Forma 2024 Production (boe/d) + 40% 1 . D/CF is equivalent to net debt to adjusted funds flow. YE 2024 D/CF is based on 2024 E production of 56,000 boe/d, US$ 80 /bbl WTI, $ 3.50 /mcf AECO and US$/CDN $ 0.73 exchange rate.

CRESCENT POINT | CORPORATE PRESENTATION

Transaction Financing & Metrics

Purchase Price	~$2.55B (cash & shares), including ~$455MM in assumed net debt
Equity to HHRS Shareholders	~$548MM of CPG common shares
Equity Offering[1]	~$500MM gross proceeds
Debt Funding	New three-year term loan totaling $750MM & existing credit facilities

Transaction Metrics

3.4x net operating income[2a]

$45,500 per flowing boe[2b]

$16.93/boe of 2P reserves[2c] (including FDC)

2P recycle ratio of 2.2x[2d] (including FDC)

1. Equity offering does not include any proceeds from the underwriters' over-allotment option.
2. Calculations reflect: (a) purchase price divided by net operating income reflecting asset level cash flow from the Acquisition assuming US$80/bbl WTI, $3.50/mcf AECO and 2024E production of ~56,000 boe/d; (b) purchase price divided by 2024E production of ~56,000 boe/d; (c) purchase price plus $2.7B of undiscounted future development capital (FDC) divided by Proved plus Probable (2P) reserves of 308.7 MMBoe as assigned by independent evaluator McDaniel as of November 1, 2023; (d) net operating income, per boe, reflecting asset level cash flow from the acquired assets assuming US$80/bbl WTI, $3.50/mcf AECO and 2024E production of ~56,000 boe/d divided by $16.93/boe of 2P reserves (refer to calculation for 2c).

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CRESCENT POINT ʜ CORPORATE PRESENTATION Key Takeaways 10 x Highly strategic transaction to CPG ’ s portfolio transformation and is expected to result in significant accretion to per - share metrics x Enhances sustainability, infrastructure ownership and market access in the area, with opportunity for additional synergies x Increases scale , creating the 7th largest Canadian E&P (1) and the largest land owner in the volatile oil window in the Alberta Montney Strategic Priorities Operational Execution Balance Sheet Strength Increasing Return of Capital 1. CPG is the seventh largest company by production volume, when comparing the current production of Canadian domiciled companie s operating in the Western Canadian Sedimentary Basin.

CRESCENT POINT ʜ CORPORATE PRESENTATION Advisories READERS ’ ADVISORY This presentation (the "Presentation") has been prepared by Crescent Point solely for information purposes . Recipients of this Presentation may not reproduce or otherwise redistribute, in whole or in part, the presentation to any other person . This Presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction . The distribution of this Presentation and the offering, purchase or sale of securities issued by the Company in certain jurisdictions is restricted by law . Persons into whose possession this Presentation may come are required by the Company to comply with all applicable laws and regulations in effect in any jurisdiction in or from which it invests or receives or possesses this Presentation and must obtain any consent, approval or permission required under the laws and regulations in effect in such jurisdiction, and the Company shall not have any responsibility or liability for such obligations . This Presentation is not, and is not intended to be, an advertisement, prospectus or offering memorandum, and is made available on the express understanding that it does not contain all information that may be required to evaluate and will not be used by readers in connection with, the purchase of or investment in any securities of any entity . This Presentation accordingly should not be treated as giving investment advice and is not intended to form the basis of any investment decision . It does not, and is not intended to, constitute or form part of, and should not be construed as, any recommendation or commitment by the Company or any of its directors, officers, employees, direct or indirect shareholders, agents, affiliates, advisors or any other person, or as an offer or invitation for the sale or purchase of, or a solicitation of an offer to purchase, subscribe for or otherwise acquire, any securities, business and/or assets of any entity or the solicitation of any note or approval in any jurisdiction, nor shall it or any part of it be relied upon in connection with or act as any inducement to enter into any contract or commitment or investment decision whatsoever . No shares or securities are being offered to the public by means of this Presentation . Readers should not construe the contents of this Presentation as legal, tax, regulatory, financial or accounting advice and are urged to consult with their own advisers in relation to such matters . In providing this Presentation, the Company does not undertake any obligation to provide any additional information or to update or keep current the information contained in this Presentation or any additional information or to correct any inaccuracies which may become apparent, accept as may be required by applicable law . This Presentation does not purport to be comprehensive or to contain all the information that a recipient may need in order to evaluate the transaction or entities described herein . No representation or warranty, express or implied, is given and, so far as is permitted by law no responsibility or liability is accepted by any person, with respect to the accuracy, fairness or completeness of this Presentation or its contents or any oral or written communication in connection with the transaction or entities described herein . In particular, but without limitation, no representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed for any purpose whatsoever on any projections, targets, estimates or forecasts or any other information contained in this Presentation . The common shares offered in the equity offering described herein will be offered to the public through certain underwriters and their affiliates by way of a prospectus supplement (the "Prospectus Supplement") to Crescent Point ’ s short form base shelf prospectus dated November 3 , 2023 (the "Prospectus") filed with the securities regulatory authorities in each of the provinces of Canada and included in its registration statement on Form F - 10 filed with the U . S . Securities and Exchange Commission ( “ SEC ” ) . The Offering is made only by the Prospectus . The Prospectus contains important detailed information about the securities being offered . Before investing, prospective purchasers should read the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein for more complete information about Crescent Point and the Offering . A copy of the Prospectus is, and a copy of the Prospectus Supplement will be, available free of charge on SEDAR+ ( http://www.sedarplus.ca ) and on the SEC website ( http://www.sec.gov ). Alternatively, copies may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. ( “ BMO Capital Markets ” ), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L 6 S 6 H 2 by telephone at 905 - 791 - 3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42 nd Street, 32 nd Floor, New York, NY 10036 , or by telephone at 800 - 414 - 3627 or by email at bmoprospectus@bmo.com. Additionally, copies of these documents may be obtained upon request in Canada from RBC Capital Markets, Attn: Distribution Centre, RBC Wellington Square, 8 th Floor, 180 Wellington St. W., Toronto, Ontario, M 5 J 0 C 2 at Phone: 416 - 842 - 5349 ; E - mail: Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8 th Floor, New York, NY 10281 - 8098 ; Attention: Equity Syndicate; Phone: 877 - 822 - 4089 ; Email: equityprospectus@rbccm.com. CURRENCY AND EXCHANGE RATE In this Presentation, unless otherwise specified or the context requires otherwise, all dollar amounts and references to $ or C$ are to Canadian dollars, and all references to US$ are to United States dollars. EXTERNAL, MARKET AND INDUSTRY DATA Where this Presentation quotes any market and industry data and other statistical information from any external source, it should not be interpreted that the Company has adopted or endorsed such information or statistics as being accurate . The Company has obtained market and industry data and other statistical information presented in this Presentation from a certain third - party information . Such third - party publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable . Although the Company believes these publications and reports to be reliable, it has not independently verified the data or other statistical information contained therein, nor has it ascertained the underlying economic or other assumptions relied upon by these sources, accordingly, no representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of this information or any other information or opinions contained herein, for any purpose whatsoever . The Company has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law . All information related to Hammerhead Energy Inc. ( “ HHRS ” ), including in respect of Crescent Point and HHRS operating as a combined company, has been derived from the public filings of HHRS and/or information provided to Crescent Point by HHRS, and neither Crescent Point nor any of its advisors (including any underwriters) has independently verified such information. As a result, such information may be inaccurate or incomplete, and no representation is made by any such party as to the accuracy or completeness of such information. PRESENTATION OF FINANCIAL INFORMATION The financial information of Crescent Point referred to in this Presentation is reported in Canadian dollars and has been derived from audited and unaudited historical financial statements of Crescent Point that were prepared in compliance with International Financial Reporting Standard ("IFRS") . The financial information of HHRS referred to in this Presentation has been derived from audited and unaudited historical financial statements of HHRS that were prepared in accordance with accounting principles generally accepted in the United States ("U . S . GAAP") . The recognition, measurement and disclosure requirements of U . S . GAAP differ from IFRS . The unaudited pro forma financial information referred to in this Presentation has been prepared by management of Crescent Point and is derived from, and should be read in conjunction with ; (i) the unaudited condensed consolidated financial statements of Crescent Point as at and for the three and nine months ended September 30 , 2023 , (ii) the audited consolidated financial statements of Crescent Point for the year ended December 31 , 2022 , (iii) the unaudited financial statements of HHRS as at and for the three and nine months ended September 30 , 2023 , and (iv) the audited financial statements of HHRS as at and for the year ended December 31 , 2022 . The pro forma financial information referred to in this Presentation was prepared utilizing accounting policies that are consistent with those disclosed in the unaudited consolidated financial statements of Crescent Point as at and for the three and nine months ended September 30 , 2023 , and the audited consolidated financial statements for the year ended December 31 , 2022 and was prepared in accordance with recognition and measurement principles of IFRS . Crescent Point has not independently verified the financial statements of HHRS that were used to prepare the pro forma financial information included in this Presentation and the pro forma financial information included in this Presentation is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected in this Presentation occurred on the dates indicated . The pro forma financial information contained in this Presentation is included for informational purposes only and undue reliance should not be placed on such pro forma financial information . The disclosure contained in this Presentation, including the pro forma financial information included herein, is based on a number of assumptions including that the Company will use the net proceeds from the bought deal equity financing and entry into a new term loan to fund the purchase price of the Acquisition (as defined in this Presentation). Such assumptions differ from the assumptions used to derive the pro forma financial statements and pro forma financial information that will be included in the prospectus supplement that the Company will file in connection with this Presentation. Management considers the pro forma financial information contained in this Presentation to reflect its long term financing plans for the Acquisition and that such information helps readers better understand how management views the Acquisition and its potential impacts on the Company and better allows readers to assess 11 potential impacts of the Acquisition. Investors should read the short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement before making an investment decision.

CRESCENT POINT ʜ CORPORATE PRESENTATION Forward Looking Information 12 This Presentation contains "forward - looking statements" within the meaning of applicable securities legislation, such as section 27 A of the Securities Act of 1933 and section 21 E of the Securities Exchange Act of 1934 , and "forward - looking statements" for the purposes of applicable Canadian securities laws (collectively, "forward - looking statements") . The Company has tried to identify such forward - looking statements by use of such words as "could", "should", "can", "anticipate" "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well - positioned", and other similar expressions, but these words are not exclusive means of identifying such statements . including estimates of future production, cash flows and reserves, business plans for drilling and exploration, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and related sensitivity analyses, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", or " 2024 E") and includes : the business and financial prospects and opportunities of Crescent Point ; Crescent Point ’ s proposed acquisition of HHRS (the "Acquisition"), including the characteristics, value drivers and anticipated benefits (including expected enhancement to sustainability of our drilling inventory, increase to share accretion thereof on a standalone and combined post - Acquisitions basis ; the expectation that Crescent Point will become the 7 th largest exploration and production business in Canada, and largest land owner in the volatile window in the Alberta Montney as a result of the Acquisition ; the sources of funding for the Acquisition, including entry into a new term loan and offering of Common Shares ; Crescent Point ’ s plan in respect of the use of proceeds from the offering of Common Shares and term loan ; the purchase price and consideration to be paid by Crescent Point in connection with the Acquisition ; the anticipated timing of the closing of the Acquisition ; increase of Crescent Point ’ s dividend to its shareholders in 2024 in connection with the Acquisition ; pro forma metrics as a result of the Acquisition, including increases to 2024 E production, net acres and premium drilling locations ; anticipated qualities and characteristics of HHRS ’ assets and business, including production, marketing and transporting agreement supporting future Crescent Point production growth ; and the integration of such assets into Crescent Point ’ s current business ; leverage ratio targets ; dividend expectations ; anticipated return of capital ; budget allocations ; development capital expenditures ; Crescent Point ’ s strategic priorities, including enhancing asset level returns, executing organic growth plans, discounted cash flow, excess cash flow and hedging targets, and increasing return of capital ; Crescent Point ’ s revised 2024 preliminary budget as a result of the Acquisition ; and forecasted operating and financial results of Crescent Point, and other assumptions inherent in management ’ s expectations in respect of the forward - looking statements identified herein . There are numerous uncertainties inherent in estimating crude oil, natural gas and natural gas liquids reserves and the future cash flow attributed to such reserves . The reserves and associated cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating expenses, all of which may vary materially . Actual reserve values may be greater than or less than the estimates provided herein . Information relating to "reserves" is deemed to be forward - looking information, as it involves the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and that the reserves described can be profitably produced in the future . All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31 , 2022 and in our material change reports dated April 6 , 2023 and September 1 , 2023 , which are accessible at www . sedarplus . com . With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources . All forward - looking statements are based on Crescent Points beliefs and assumptions based on information available at the time the assumption was made . Crescent Point believes that the expectations reflected in these forward - looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward - looking statements included in this report should not be unduly relied upon . By their nature, such forward - looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company ’ s Annual Information Form for the year ended December 31 , 2022 under "Risk Factors" and our Management ’ s Discussion and Analysis for the year ended December 31 , 2022 , under the headings "Risk Factors" and "Forward - Looking Information" and for the three and nine months ended September 30 , 2023 , under the heading "Forward - Looking Information" . The material assumptions are disclosed in the Management ’ s Discussion and Analysis for the year ended December 31 , 2022 , under the headings “ Overview ” , "Commodity Derivatives", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Guidance" and in the Management ’ s Discussion and Analysis for the three and nine months ended September 30 , 2023 , under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses" . In addition, risk factors include : the Acquisition may not be completed, or may not be completed in a timely manner ; the Company may not receive all required approvals to close the Acquisition ; the combined entity may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits resulting from the Acquisition ; risks related to the integration of HHRS' business into the Company's existing business, including that the Company's shareholders may be exposed to additional business risks not previously applicable to their investment ; if the Acquisition is not completed, the Company's shareholders will not realize the anticipated benefits of the Acquisition and the Company's future business and operations could be adversely affected ; discrepancies between actual and estimated production of the combined entity ; changes in future commodity prices relative to the Company ’ s anticipated forecasts could have a negative impact on the reserves attributable to the assets acquired in the Acquisition and, in particular, on the development of undeveloped reserves and financial risk of marketing reserves at an acceptable price given market conditions ; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non - OPEC countries in respect of supplies of oil and gas ; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks and ; uncertainty regarding the benefits and costs of acquisitions and dispositions ; the risk of carrying out operations with minimal environmental impact ; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced ; uncertainties associated with estimating oil and natural gas reserves ; risks and uncertainties related to oil and gas interests and operations on Indigenous lands ; economic risk of finding and producing reserves at a reasonable cost ; uncertainties associated with partner plans and approvals ; operational matters related to non - operated properties ; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands ; competition for and availability of qualified personnel or management ; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs ; unexpected geological, technical, drilling, construction, processing and transportation problems ; the impact of severe weather events and climate change ; availability of insurance ; fluctuations in foreign exchange and interest rates ; stock market volatility ; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID - 19 pandemic ; changes in interest rates and inflation ; uncertainties associated with regulatory approvals ; geopolitical conflicts, including the impacts of the war in Ukraine and the Middle East ; uncertainty of government policy changes ; uncertainties associated with credit facilities and counterparty credit risk ; cybersecurity risks ; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry ; the wide - ranging impacts of the COVID - 19 pandemic, including on demand, health and supply chain ; and other factors, many of which are outside the control of the Company . The impact of any one risk, uncertainty or factor on a particular forward - looking statement is not determinable with certainty as these are interdependent and Crescent Point ’ s future course of action depends on management ’ s assessment of all information available at the relevant time . In addition, with respect to forward - looking information contained in this Presentation, assumptions have been made regarding, among other things : future crude oil and natural gas prices ; future interests rates and currency exchange rates ; future cost escalation under different pricing scenarios ; the corporation's future production levels ; the applicability of technologies for recovery and production of the corporation's reserves and improvements therein ; the recoverability of the corporation's reserves ; Crescent Point ’ s ability to market its production at acceptable prices ; future capital expenditures ; future cash flows from production meeting the expectations stated in this Presentation ; future sources of funding for the corporation's capital program ; the corporation's future debt levels ; geological and engineering estimates in respect of the corporation's reserves ; the geography of the areas in which the corporation is conducting exploration and development activities ; the impact of competition on the corporation ; the corporation's ability to obtain financing on acceptable terms . These assumptions, risks and uncertainties could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements . The impact of any one assumption, risk, uncertainty or factor on a particular forward - looking statement is not determinable with certainty as these are interdependent . Except as required by law, Crescent Point assumes no obligation to update forward - looking statements should circumstances or management's estimates or opinions change . Certain information contained herein has been prepared by third - party sources . The Company ’ s return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require . To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this Presentation, as defined by applicable securities legislation, such information has been approved by management of Crescent Point . Such financial outlook or future oriented financial information is provided for the purpose of providing information about management ’ s current expectations and plans relating to the future . Readers are cautioned that reliance on such information may not be appropriate for other purposes .

CRESCENT POINT ʜ CORPORATE PRESENTATION Disclosure Committee 13 NOTE TO READER REGARDING DISCLOSURE In addition to obtaining all necessary Board approvals, the Company ’ s long - established Disclosure Committee ’ s mandate is to review and confirm the accuracy of the data and information contained in the documents, including this Presentation, Crescent Point uses to communicate to the public. This review and confirmation process is formally completed prior to any such disclosure being released. This Committee is comprised of senior representatives (including officers) from each of the following departments: accounting and finance; engineering and operations (including drilling and completions, environment, health and safety and regulatory); exploration and geosciences; investor relations; land; legal; ESG; marketing and reserves. This Presentation contains “ forward - looking statements ” within the meaning of applicable securities legislation, such as section 27 A of the Securities Act of 1933 and section 21 E of the Securities Exchange Act of 1934 , including estimates of future production, cash flows and reserves, business plans for drilling and exploration, the estimated amounts and timing of capital expenditures, the assumptions upon which estimates are based and related sensitivity analyses, and other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. Please see the “ Forward - Looking Statements ” section of this Presentation for additional details regarding such statements.

CRESCENT POINT ʜ CORPORATE PRESENTATION Definitions / Specified Financial Measures 14 Throughout this Presentation the Company uses the terms “ excess cash flow ” , “ base dividends ” , “ net debt / funds flow ” (equivalent to net debt to adjusted funds flow from operations and to leverage ratio), and “ net debt ” , which are specified financial measures under National Instrument 52 - 112 Non - GAAP and Other Financial Measures Disclosure . Specified financial measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. The most directly comparable financial measure for excess cash flow and adjusted funds flow from operations disclosed in the Company ’ s financial statements is cash flow from operating activities, which, for the three and nine months ended September 30 , 2023 , was $ 648 . 9 million and $ 1 . 58 billion, respectively . The most directly comparable financial measure for net debt disclosed in the Company ’ s financial statements is long - term debt, which for the period ended September 30 , 2023 , was $ 2 . 95 billion . The most directly comparable financial measure for base dividends disclosed in the Company ’ s financial statements is dividends declared, which for the three and nine months ended September 30 , 2023 was $ 71 . 7 million and $ 143 . 6 million, respectively . For the quarter ended September 30 , 2023 , excess cash flow, net debt and base dividends were $ 321 . 6 million, $ 2 . 88 billion and $ 53 . 0 million, respectively . For the nine months ended September 30 , 2023 , excess cash flow, net debt and base dividends were $ 752 . 8 million, $ 2 . 88 billion and $ 162 . 5 million, respectively . For an explanation of the composition of excess cash flow, net debt, net debt / funds flow and base dividends and how they provide useful information to an investor and quantitative reconciliations to the applicable IFRS measures, see the Company ’ s MD&A for the quarter ended September 30 , 2023 available online at www.sedarplus.ca or EDGAR at www.sec.gov. The section of the MD&A entitled “ Specified Financial Measures ” is incorporated herein by reference. There are no significant differences in the calculations between historical and forward - looking specified financial measures. Management believes the Presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

CRESCENT POINT ʜ CORPORATE PRESENTATION Reserves and Drilling Data Certain terms used herein but not defined are defined in National Instrument 51 - 101 Standards of Disclosure for Oil and Gas Activities ( “ NI 51 - 101 ” ), CSA Staff Notice 51 - 324 Revised Glossary to NI 51 - 101 Standards of Disclosure for Oil and Gas Activities ( “ CSA Staff Notice 51 - 324 ” ) and/or the COGE Handbook and, unless the context otherwise requires, shall have the same meanings herein as in NI 51 - 101 , CSA Staff Notice 51 - 324 and the COGE Handbook, as the case may be. The reserve data provided in this Presentation presents only a portion of the disclosure required under National Instrument 51 - 101 . For additional information, please see the notices regarding reserves disclosure and the presentation of other oil and gas information in the Prospectus. This Presentation references more than 20 years of premium drilling locations in the Company ’ s corporate inventory, including booked and unbooked locations. Drilling locations are disclosed in two categories: (i) proved plus probable ( “ 2 P ” ) locations; and (ii) unbooked locations. 2 P locations include 252 net booked locations in respect of HHRS as assigned by independent evaluator McDaniel & Associates Consultants Ltd. in its reserves report in respect of HHRS assets dated effective November 1 , 2023 . In respect of the HHRS locations, of the 800 drilling locations identified herein, 252 are 2 P locations and 548 are unbooked locations. Unbooked future drilling locations are not associated with any reserves or contingent resources and have been identified by the Company and have not been audited by independent qualified reserves evaluators. Unbooked locations have been identified by Crescent Point ’ s management as an estimation of Crescent Point ’ s multi - year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Crescent Point will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves or production. The drilling locations on which Crescent Point actually drill wells will ultimately depend upon a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes. Expected well performance comes from analyzing historical well productivity within the geographic area outlined on the respective slides. The expected well is an average of our future planned inventory. This presentation contains metrics commonly used in the oil and natural gas industry, including “ recycle ratio ” . These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this presentation. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company ’ s performance over time; however, such measures are not reliable indicators of the Company ’ s future performance, which may not compare to the Company ’ s performance in previous periods, and therefore should not be unduly relied upon. Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company ’ s performance over time. The estimates for reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. The recovery and reserve estimates of the Company ’ s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. NI 51 - 101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this Presentation since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate Presentation provides a more accurate description of its operations and results. Where applicable, a barrels of oil equivalent ( “ boe ” ) conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent ( 6 Mcf: 1 bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value. 15

CRESCENT POINT ʜ CORPORATE PRESENTATION Notice to U.S. Readers Regarding Oil and Gas Information 16 Notice to U.S. Readers Regarding Oil and Gas Disclosure The oil and natural gas reserves contained in this Presentation have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51 - 101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this Presentation may not be comparable to US standards, and in this Presentation, Crescent Point has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher - risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves". In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Crescent Point has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12 - month average price, calculated as the arithmetic average of the first - day - of - the - month price for each month within the 12 - month period prior to the end of the reporting period. Consequently, Crescent Point's reserve estimates and production volumes in this Presentation may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts. All amounts in the Presentation are stated in Canadian dollars unless otherwise specified.